Exhibit 4.75

Summary of the Second Amendment to Rural Partnership Agreement, entered into on May 6, 2021, in connection with Fazenda Jatobá.

Parties: Imobiliária Jaborandi Ltda., as the owner of the land; Jaborandi Agrícola Ltda., as the operating company; and John Kudiess and Harald Kudiess as the individuals interested in entering a rural partnership with the abovementioned companies.

Purpose:  Amend the Rural Partnership Agreement, entered into on June 30, 2020, as amended on February 8, 2021, in connection with the possession and exploitation of 3,386 arable hectares of Fazenda Jatobá, in order to (i) ratify the existence of a reimbursement in the amount of R$672,642.95 that is pending in favor of John Kudiess and Harald Kudiess arising out of investments performed by John Kudiess and Harald Kudiess under the Rural Partnership Agreement; and (ii) reduce to 2,169 hectares the area exploited under the Rural Partnership Agreement.